FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         November, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 10th day of November, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ENTERS INTO DISTRIBUTION ARRANGEMENTS
Complementing distribution network for Clearly Canadian sparkling water in California and Nevada

VANCOUVER, B.C., November 10, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) today announced that its US subsidiary, CC Beverage (U.S.) Corporation, has recently entered into new distribution agreements to expand distribution of Clearly Canadian sparkling flavored water in certain counties of California and Nevada that are not already part of the Company’s existing distribution network.

Under the new distribution agreements, Dr. Pepper/Seven Up Bottling Company of the West will now distribute five flavors of Clearly Canadian sparkling water in the Nevada counties of Lander, Eureka, White Pine, Elko Mineral, Lyon, Douglas, Storey, Washoe, Pershing, Churchill, Esmeralda, Humboldt, Carson City and part of Nye. In California, Seven-Up/RC of Chico, a division of Dr. Pepper/Seven Up Bottling Company of the West, will also distribute five flavors of Clearly Canadian sparkling water in the California counties of Tehama, Glenn and Butte.

“We believe that these new distributor relationships are a tremendous opportunity for us to increase availability and further expand the presence of the Clearly Canadian brand in California and Nevada. With a well-established distribution system in this region, Dr. Pepper/Seven-Up Bottling Company of the West has a portfolio of quality national brands and leading customer service that we anticipate will provide enhanced presence for the Clearly Canadian brand in their markets. Building availability of the Clearly Canadian brand is part of the Company’s core business strategies for 2006 that we believe will assist us in our efforts to return to profitability,” said Brent Lokash, President of Clearly Canadian Beverage Corporation.

“The addition of the Clearly Canadian brand complements our existing portfolio of alternative beverages. We are looking forward to building a long-term relationship with Clearly Canadian and to working together to increasing exposure for brand Clearly Canadian in our markets in 2005 and beyond,” said Jerry McKim, Sr. Vice President of Dr. Pepper/Seven Up Bottling Co. of the West.

About Dr. Pepper/Seven-Up Bottling Co. of the West and 7UP/RC of Chico
After 100 years in business, 7UP/RC sells many nationally known brands including 7UP, A&W, Squirt, RC, Sunkist, Welch’s, Vernors, Canada Dry, Snapple, Orangina, Nantucket Nectars, Hansens, Rockstar, Stewart’s and Vitamin Water. Family owned by Dr. Pepper/Seven-Up Bottling Co. of the West based in Reno, Nevada, Seven-Up RC of Chico serves the Northern California Counties of Butte, Glenn and Tehama.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and changes to its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

Signed “Brent Lokash”
__________________________________
Brent Lokash, President

For further information please contact: Valerie Samson, Manager, Communications	Clive Shallow, Manager, Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.